UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No.      )*
                                            ----

                        Planet Polymer Technologies, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    727044109
              -----------------------------------------------------
                                 (CUSIP Number)

                              David M. Hayes, Esq.
                              c/o Agway Inc.
                              P.O. Box 4933
                              Syracuse, New York 13221-4933
                              315-449-6436
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 12, 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box     .
    ---

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 727044109

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(1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Inc.
        (I.R.S. Identification No. 15-0277720)
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |x|
                         (b) |  |
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(3)  SEC USE ONLY

-----------------------------------------------------------------

(4)  SOURCE OF FUNDS*

     AF

-----------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                              ------
------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------
 NUMBER OF      (7) SOLE VOTING POWER                 0 shares
  SHARES        ---------------------------------------------------------
BENEFICIALLY    (8) SHARED VOTING POWER               3,000,000 shares
 OWNED BY       ---------------------------------------------------------
   EACH         (9) SOLE DISPOSITIVE POWER            0 shares
 REPORTING      ---------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER         3,000,000 shares
-------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
-----------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36%
-----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

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



                                  SCHEDULE 13D
CUSIP No. 727044109

-----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Financial Corporation
        (I.R.S. Identification No. 06-1174232)
-----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |x|
                                     (b) | |
-----------------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------------

(4)  SOURCE OF FUNDS*

     WC

-----------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                             -----
------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------
 NUMBER OF      (7) SOLE VOTING POWER                 0 shares
  SHARES        ---------------------------------------------------------
BENEFICIALLY    (8) SHARED VOTING POWER               3,000,000 shares
 OWNED BY       ---------------------------------------------------------
   EACH         (9) SOLE DISPOSITIVE POWER            0 shares
 REPORTING      ---------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER         3,000,000 shares
-------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
-----------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36%
-----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-----------------------------------------------------------------

                SCHEDULE 13D

CUSIP No.727044109
- ----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Agway Holdings Inc.
      (I.R.S. Identification No. 06-1174231)

------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |X|
                                     (b) | |
- ----------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     AF
----------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                          -----
-----------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------
 NUMBER OF      (7) SOLE VOTING POWER                   0 shares
  SHARES        ---------------------------------------------------------
BENEFICIALLY    (8) SHARED VOTING POWER                 3,000,000 shares
 OWNED BY       ---------------------------------------------------------
   EACH         (9) SOLE DISPOSITIVE POWER              0 shares
 REPORTING      ---------------------------------------------------------
PERSON WITH     (10) SHARED DISPOSITIVE POWER           3,000,000 shares
-------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
-----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36%
-----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON*

     CO

-----------------------------------------------------------------

Item 1. Security and Issuer. This Schedule relates to the Common Stock, no par value, of Planet Polymer Technologies, Inc.. The Issuer's principal executive offices are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

Item 2.   Identity and Background.

(a) This Schedule is filed on behalf of (i) Agway Inc., a Delaware corporation ("Agway"); (ii) Agway Financial Corporation, a Delaware corporation and wholly owned subsidiary of Agway ("AFC"); and (iii) Agway Holdings Inc., a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons." Information required by items 2 through 6 of this Schedule is also being provided regarding the directors and executive officers of Agway, AFC and AHI (the "Individuals").

(b) The principal office and business address of the Reporting Persons is c/o Agway Inc., 333 Butternut Drive, DeWitt, NY 13214.

(c) Agway is an agricultural cooperative that is directly engaged in manufacturing, processing, distribution and marketing of products and services to its farmer-members and other customers, primarily in the Northeastern United States; through certain of its subsidiaries, Agway is involved in retail and wholesale sales of farm supplies, yard and garden products, pet food and pet supplies; distribution of petroleum products; repackaging and marketing of produce; processing and marketing sunflower seeds; the underwriting and/or sale of certain types of insurance; and lease financing.

AFC is a wholly owned subsidiary of Agway whose principal business consists of securing financing through bank borrowings and the issuance of corporate debt instruments to provide funds to Agway and its direct subsidiaries and to AHI and AHI's subsidiaries.

AHI is a wholly owned subsidiary of AFC and is a holding company for various subsidiaries involved in retail sales of yard and garden equipment, pet food and pet supplies; distribution of petroleum products, processing and marketing of sunflower seeds; repackaging and marketing of vegetables; and leasing and insurance operations.

The names and certain information regarding the directors and executive officers of Agway, AFC and AHI are set forth in Exhibit G.

(d)  N/A

(e)  N/A

(f)   Agway is a Delaware corporation.
      AFC is a Delaware corporation.
      AHI is a Delaware corporation.
      The Individuals are all United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities were purchased (i) in the case of the acquisition by AHI of the securities covered by this Schedule 13D, by an advance to AHI of the aggregate purchase price from the available cash assets of AFC and (ii) in the case of the Individuals, from personal cash assets.

Item 4.   Purpose of the Transaction.

The acquisition of the shares covered by this Schedule 13D is one of several agreements being entered into between the issuer and one or more of the Reporting Persons. The consummation of the Stock Purchase Agreement which gives rise to the obligation to file this Schedule 13D is subject to satisfaction of a number of conditions set forth in a Stock Purchase Agreement, dated November 12, 1998 (attached hereto as Exhibit A), including shareholder approval of the acquisition of the Shares and the Warrant (each as defined below). If all the conditions to consummation of the acquisition of the Shares and Warrant are satisfied, AHI will acquire 1,000,000 shares of the issuer's common stock, no par value (the "Shares"), for a purchase price of $1.00 per share; AHI will also acquire a warrant (the "Warrant") (attached hereto as Exhibit B) to purchase 2,000,000 shares of the issuer's common stock, no par value (the "Warrant
Shares"). The Warrant Shares are exercisable on the following terms: for a period of twelve (12) months following the date of the acquisition of the Shares, AHI will have the right to purchase up to all or any part of 2,000,000 Warrant Shares. After the expiration of the first twelve (12) month period, and for the twelve (12) month period immediately thereafter, and provided that AHI had acquired at least 1,000,000 Warrant Shares during the first twelve (12) months following the initial acquisition of the Shares, AHI shall have the right to purchase up to all or any part of the Warrant Shares not acquired by AHI prior to the expiration of the previous twelve (12) month period. AHI may transfer the Warrant to any of its subsidiaries or affiliates.

In connection with the acquisition of the Shares and the Warrant, AHI has agreed that it will not, nor will it permit any of its affiliates to, directly or indirectly, acquire, or agree to acquire, any shares of the issuer's common stock or any other securities to the extent such acquisition would result in AHI and its affiliates owning more than forty-five percent (45%) of the issuer's common stock outstanding at the time of such acquisition or acquisition agreement.

In connection with the acquisition of the Shares and the Warrant, AHI has been granted certain "anti-dilution" rights in order to allow it, through the purchase of additional shares of common stock at the then current market price, to maintain its percentage voting power with respect to the issuer. In addition, the Warrant provides for adjustment to the number and/or exercise price of the Warrant Shares in the event that the issuer (i) combines or subdivides its outstanding shares of common stock; (ii) sells shares or rights to acquire shares of common stock at a price less than $1.00 per share; (iii) changes the purchase or exercise price provided for in any right or option, or the rate at which convertible securities shall be convertible into or exchangeable for the shares of its common stock; or (iv) reclassifies or changes the outstanding shares of its common stock, or consolidates with or merges into another company. At the closing of the acquisition of Shares, AHI and the issuer will enter into a Registration Rights Agreement (attached hereto as Exhibit C), pursuant to which the issuer will be obligated to file a registration statement by April 1, 1999 pertaining to the resale by AHI of the Shares and Warrant Shares.

In connection with the acquisition of the Shares and the Warrant, a subsidiary of AHI, Agway Consumer Products, Inc., a Delaware corporation ("ACP"), has entered into a License Agreement, dated November 12, 1998 (attached hereto as Exhibit D), and a Product Feasibility Agreement, dated November 12, 1998 (attached hereto as Exhibit E) with the issuer regarding certain of the issuer's polymer coating technologies. Under the license agreements, the issuer will grant to ACP an exclusive worldwide license (including the right to grant sublicenses to others) to the issuer's polymer coating technologies as they relate to certain products other than fertilizers and certain biological products. Under the product feasibility agreements, the issuer will conduct product feasibility work in connection with these uses of the issuer's polymer coating technologies.

Shareholders of the issuer have cumulative voting rights with respect to the shares of common stock they own. Accordingly, as a result of the acquisition of the Shares, and based upon the number of shares of common stock issued and outstanding on November 10, 1998, AHI will be entitled to elect one member of the issuer's board of directors. If all of the Warrant Shares were to be acquired, and based on the number of shares of the issuer's common stock issued and outstanding as of November 10, 1998, AHI would be entitled to elect members of the issuer's board of directors commensurate with AHI's ownership interest. AHI's ability to elect directors of the issuer in the future will depend upon its future ownership of common stock and the total number shares of voting securities issued and outstanding.

The Individuals and other employees of Agway, AFC, and AHI may purchase securities of the issuer solely for investment purposes, subject to the percentage limitations described above.

Also in connection with the agreements, Agway and AHI entered into a binding commitment to provide a $480,000 line of credit (the "Line of Credit") to the issuer in the event the closing under the Stock Purchase Agreement ("Closing") does not occur on or before December 31, 1998. Subject to the execution and delivery of definitive agreements containing such terms as Agway and AHI deem necessary, the Line of Credit will provide that, if the Closing does not occur on or before December 31, 1998, the issuer will be permitted to draw down a maximum of $480,000 in four installments of $120,000 each, commencing on January 1, 1999 and thereafter on the first day of each month until the earlier of repayment of the loans made under the Line of Credit or April 30, 1999. Interest on the Line of Credit will be based on the prime rate (as published in the Wall Street Journal), plus one percent, compounded monthly and accruing daily on the outstanding principal. See Exhibit F of the Schedule setting forth terms of this agreement.

Item 5. Interest in Securities of the Issuer. See pps. 2-4 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. See Exhibit G of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each of the Individuals listed therein, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The owner of the shares, AHI, is wholly-owned by AFC, which is a wholly-owned subsidiary of Agway.

See also the response to Item 4 above.

No arrangement exists with respect to control or ownership of shares purchased by the Individuals.

Item 7.   Materials to be Filed as Exhibits:

Exhibit A - Stock Purchase Agreement, Dated  November  12, 1998,  Between  the
            Issuer and AHI.

Exhibit B - Exhibit  A  to  Stock Purchase  Agreement,  Dated November 12, 1998,
            Between the Issuer and AHI - Form of Warrant relating to the purchase of up to 2,000,000 Shares of Common Stock.

Exhibit C - Exhibit B to Stock Purchase Agreement,  Dated November 12, 1998,
            Between the Issuer and AHI - Registration Rights Agreement to be entered into Between the Issuer and AHI upon the closing of the purchase of the Shares.

Exhibit D - License  Agreement,  Dated November 12, 1998, Between the Issuer and
            ACP.

Exhibit E - Product  Feasibility  Agreement,  Dated November 12, 1998, Between
            the Issuer and ACP.

Exhibit F - Letter and Term Sheet of Line of Credit Agreement

Exhibit G - Information Regarding Directors and Executive Officers of Agway, AFC
            and AHI

Exhibits and Schedules to the above Agreements which have not been included with this filing will be submitted to the Securities and Exchange Commission upon request.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 1998


               /s/  Peter J. O'Neill
                  ---------------------------
                    Agway Inc.
                    by:  Peter J. O'Neill
                         Senior Vice President
                         Finance & Control


               /s/  Peter J. O'Neill
                  ---------------------------
                  Agway Financial Corporation
                  by:  Peter J. O'Neill
                       Vice President & Director

               /s/  Peter J. O'Neill
                  ----------------------------
                  Agway Holdings Inc.
                  by:  Peter J. O'Neill
                       Vice President & Director